UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of November 2023

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer

Dated: November 14, 2023

CAMTEK LTD.
___________________________________________

NOTICE OF AN ANNUAL GENERAL MEETING OF SHAREHOLDERS
___________________________________________

TO BE HELD DECEMBER 21, 2023

Dear Shareholder,

You are cordially invited to attend, and notice is hereby given of, an Annual General Meeting of Shareholders of Camtek Ltd. (the “Company”), to be held at the Company’s offices at Ramat Gavriel Industrial Zone, Migdal Ha’Emek, Israel (the “Company’s Offices”), on Thursday, December 21, 2023, at 4:00 PM (Israel time) (the “Meeting”) for the following purposes:

A)	To re-elect each of Messrs. Rafi Amit, Yotam Stern, Moty Ben-Arie, I-Shih Tseng, Leo Huang and Ms. Orit Stav to serve as members of the Board of Directors of the Company;

B)	To re-approve the grant of Indemnification and Exemption Letters to Rafi Amit, the Company’s CEO, Yotam Stern, a director and Leo Huang, a director;

C)	To approve an amendment to the Company’s Compensation Policy with respect to the adoption by the Company of a Clawback Policy; and

D)
To approve the re-appointment of Somekh Chaikin, a member firm of KPMG International, as the Company’s independent auditor for the fiscal year ending December 31, 2023, for the year commencing January 1, 2024 and until the next annual general meeting of shareholders, and to authorize the Company’s Board of Directors, upon the recommendation of the Audit Committee, to set the annual compensation of the independent auditor in accordance with the volume and nature of its services.

At the Meeting, shareholders will also have an opportunity to discuss the independent auditor’s report and the audited consolidated financial statements of the Company for the year ended December 31, 2022; this item will not involve a vote of the shareholders.

Should changes be made to any item on the agenda for the Meeting after the publication of this proxy statement, the Company will communicate the changes to its shareholders through the publication of a press release, a copy of which will be submitted to the Securities and Exchange Commission (the “SEC”) on a Report on Form 6-K and with the Israeli Securities Authority (the “ISA”).

Only shareholders of record at the close of the business day on Monday, November 20, 2023, the record date for determining those shareholders eligible to vote at the Meeting, are entitled to vote at the Meeting and at any postponements or adjournments thereof.

We intend to hold the Meeting in person and all shareholders are cordially invited to attend the Meeting in person. However, we might hold the Meeting virtually on the above date and time instead of in person. If we determine that a change to a virtual meeting format is advisable or required, an announcement of such change will be submitted to the SEC on a Report on Form 6-K and with the ISA, as promptly as practicable.

Whether or not you plan to attend the Meeting in person, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. A beneficial shareholder who holds his, her or its shares through a member of the Tel-Aviv Stock Exchange Ltd. (“TASE”), and intends to vote his, her or its shares by proxy, should deliver or mail (via registered mail) his, her or its completed proxy to the Company’s Offices, Attention: Chief Financial Officer, together with an ownership certificate confirming his, her or its ownership of the Company’s shares as of the record date, which certificate must be approved by the TASE member through which he, she or it holds the shares, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 2000, as amended. Each such shareholder is entitled to receive the ownership certificate in a branch of the relevant TASE member or by mail to his, her or its address, if the shareholder so requests. Such a request must be made for a particular securities account, in advance. Alternatively, beneficial shareholders who hold shares through TASE members may vote electronically via the electronic voting system of the ISA (the “Electronic Voting System”) after receiving a personal identifying number, an access code and additional information regarding the Meeting from the TASE member through which he, she or it holds the shares and after carrying out a secured identification process, up to six (6) hours before the time fixed for the Meeting (i.e., by no later than 10:00 AM (Israel time) on Thursday, December 21, 2023). If applicable, a shareholder may request further instructions about such electronic voting from the TASE member through which he, she or it holds Company shares.

Execution and return of a shareholder’s proxy will not deprive such shareholder of his, her or its right to attend the Meeting and vote in person, and any person giving a proxy has the right to revoke it any time before it is exercised.

Joint owners of shares should take note that, pursuant to Article 18.10(a)(3) of the Articles of Association of the Company, the joint owner whose name appears first in the Company’s Shareholders Register will be entitled to vote at the Meeting to the exclusion of any vote(s) of the other joint holder(s). If such joint owner does not vote, the joint owner whose name appears thereafter may vote, and so forth.

A proxy will be effective only if it is received at the Company’s Offices no later than twenty four (24) hours prior to the time of the Meeting (i.e., 4:00 PM (Israel time) on Wednesday, December 20, 2023) or – in case of a shareholder voting electronically through the Electronic Voting System, no later than six (6) hours prior to the time of the Meeting (i.e., 10:00 AM (Israel time) on Thursday, December 21, 2023).

By Order of the Board of Directors,

Moty Ben-Arie

Chairman of the Board of Directors

November 14, 2023

- ii -

PROXY STATEMENT

CAMTEK LTD.
________________

AN ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON DECEMBER 21, 2023

This Proxy Statement is being furnished to the holders of ordinary shares, New Israeli Shekels (“NIS”) 0.01 nominal (par) value per share (the “Shares”), of Camtek Ltd. (“we”, “Camtek” or the “Company”) in connection with the solicitation by the Board of Directors of the Company (the “Board” or “Board of Directors”) of proxies for use at the Company’s Annual General Meeting of Shareholders, or at any postponement or adjournment thereof (the “Meeting”).

PURPOSE OF THE ANNUAL GENERAL MEETING

The Meeting will be held on Thursday, December 21, 2023, at 4:00 PM (Israel time), at the Company’s offices, Ramat Gavriel Industrial Zone, Migdal Ha’Emek, Israel (the “Company’s Offices”), for the following purposes:

A)	To re-elect each of Messrs. Rafi Amit, Yotam Stern, Moty Ben-Arie, I-Shih Tseng, Leo Huang and Ms. Orit Stav to serve as members of the Board of Directors of the Company;

B)	To re-approve the grant of Indemnification and Exemption Letters to Rafi Amit, the Company’s CEO, Yotam Stern, a director and Leo Huang, a director;

C)	To approve an amendment to the Company’s Compensation Policy with respect to the adoption by the Company of a Clawback Policy; and

D)
To approve the re-appointment of Somekh Chaikin, a member firm of KPMG International, as the Company’s independent auditor for the fiscal year ending December 31, 2023, for the year commencing January 1, 2024 and until the next annual general meeting of shareholders, and to authorize the Company’s Board of Directors, upon the recommendation of the Audit Committee, to set the annual compensation of the independent auditor in accordance with the volume and nature of its services.

At the Meeting, shareholders will also have an opportunity to discuss the independent auditor’s report and the audited consolidated financial statements of the Company for the year ended December 31, 2022; this item will not involve a vote of the shareholders.

Should changes be made to any item on the agenda for the Meeting after the publication of this proxy statement, the Company will communicate the changes to its shareholders through the publication of a press release, a copy of which will be submitted to the Securities and Exchange Commission (the “SEC”) on a Report on Form 6-K and with the Israeli Securities Authority (the “ISA”).

We intend to hold the Meeting in person and all shareholders are cordially invited to attend the Meeting in person. However, we might hold the Meeting virtually on the above date and time instead of in person. If we determine that a change to a virtual meeting format is advisable or required, an announcement of such change will be submitted to the SEC on a Report on Form 6-K and with the ISA, as promptly as practicable.

RECORD DATE AND VOTING RIGHTS

Only holders of record of Shares at the close of business on Monday, November 20, 2023, the record date for determining those shareholders eligible to vote at the Meeting, will be entitled to notice of and to vote at the Meeting and any adjournment or postponement thereof. At such time, each issued and outstanding Share will be entitled to one vote upon the matter to be presented at the Meeting. All such shareholders are cordially invited to attend the Meeting in person.

PROXY PROCEDURE

A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed.

If specified by a shareholder on the form of proxy, the Shares represented thereby will be voted in accordance with such specification. If a choice is not specified by a shareholder with respect to any proposal, the form of proxy will be voted “FOR” any such proposal and in the discretion of the proxies with respect to all other matters which may properly come before the Meeting and any and all adjournments thereof. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “FOR” nor “AGAINST” the matter, although they will be counted in determining if a quorum is present. Broker non-votes are votes that brokers holding shares of record for their clients are, pursuant to applicable stock exchange or other rules, precluded from casting in respect of certain non-routine proposals because such brokers have not received specific instructions from their clients as to the manner in which such shares should be voted on those proposals and as to which the brokers have advised the Company that, accordingly, they lack voting authority.

A beneficial shareholder who holds his, her or its shares through a member of the Tel-Aviv Stock Exchange (“TASE”), and intends to vote his, her or its shares by proxy, should deliver or mail (via registered mail) his, her or its completed proxy to the Company’s Offices, attention: Chief Financial Officer, together with an ownership certificate confirming his, her or its share ownership as of the record date, which certificate must be approved by the TASE member through which he, she or it holds the shares, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 2000, as amended. Each such shareholder is entitled to receive the ownership certificate in a branch of the relevant TASE member or by mail to his, her or its address, if the shareholder so requests. Such a request must be made for a particular securities account, in advance. Alternatively, beneficial shareholders who hold shares through TASE members may vote electronically via the electronic voting system of the ISA (the “Electronic Voting System”), after receiving a personal identifying number, an access code and additional information regarding the Meeting from the TASE member through which they hold shares and after carrying out a secured identification process, up to six (6) hours before the time set for the Meeting (i.e., by no later than 10:00 AM (Israel time) on Thursday, December 21, 2023). If applicable, a shareholder may request further instructions about such electronic voting from the TASE member through which he, she or it holds Company shares.

Execution and return of a shareholder’s proxy will not deprive such shareholder of his, her or its right to attend the Meeting and vote in person, and any person giving a proxy has the right to revoke it any time before it is exercised.

Joint owners of shares should take note that, pursuant to Article 18.10(a)(3) of the Articles of Association of the Company, the joint owner whose name appears first in the Company’s Shareholders Register will be entitled to vote at the Meeting to the exclusion of any vote(s) of the other joint holder(s). If such joint owner does not vote, the joint owner whose name appears thereafter may vote, and so forth.

A proxy will be effective only if it is received at the Company’s Offices no later than twenty-four (24) hours prior to the time of the Meeting (i.e., 4:00 PM (Israel time) on Wednesday, December 20, 2023), or – in case of a shareholder voting electronically through the Electronic Voting System, no later than six (6) hours prior to the time of the Meeting (i.e., 10:00 AM (Israel time) on Thursday, December 21, 2023).

A shareholder may revoke the authority granted by execution of his, her or its proxy at any time before the effective exercise thereof by: (i) filing with the Company a written notice of revocation or duly executed proxy bearing a later date; (ii) electronically voting through the Electronic Votic System at a later date; or (iii) voting in person at the Meeting. However, attendance at the Meeting will not in and of itself constitute revocation of proxy, and if a shareholder attends the Meeting and does not elect to vote in person, his, her or its proxy or electronic voting through the Electronic Voting System, will not be revoked.

Proxies for use at the Meeting are being solicited by the Board chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation for such solicitation, may solicit proxies by telephone, email or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Shares.

QUORUM

Two (2) or more shareholders, present in person, by proxy, or voting through the Electronic Voting System, and holding together Shares conferring in the aggregate twenty five percent (25%) or more of the voting power of the Company, shall constitute a quorum at the Meeting. If within half an hour from the time set for the Meeting a quorum is not present, the Meeting shall stand adjourned to Thursday, December 28, 2023, at the same time and place. At such adjourned meeting, if a quorum is not present within half an hour from the time set for the adjourned meeting, the adjourned meeting will take place regardless of whether a quorum is present.

BENEFICIAL OWNERSHIP OF SECURITIES BY PRINCIPAL
SHAREHOLDERS AND MANAGEMENT

The following table sets forth certain information, as of  October 31, 2023, regarding: (i) persons or entities known to the Company to beneficially own more than five percent (5%) of the Company’s issued and outstanding Shares; (ii) each “office holder”1, as such term is defined in the Israeli Companies Law, 1999 (the "Companies Law") of the Company (the “Office Holders”) known to the Company to beneficially own more than one percent (1%) of the Company’s issued and outstanding Shares; and (iii) all Office Holders as a group.

The information contained in the table below has been obtained from the Company’s records or disclosed in public filings with the SEC.

Except where otherwise indicated, and except pursuant to community property laws, we believe, based on information furnished by such owners, that the beneficial owners of the Shares listed below have sole investment and voting power with respect to such Shares.

Total “Number of Shares Beneficially Owned” in the table below include Shares that may be acquired by an entity, individual or group upon the exercise of options that are either currently exercisable or will become exercisable, and Restricted Share Units (“RSUs”) which have vested or will vest, within sixty (60) days of October 31, 2023. The Shares that may be issued under these options and RSUs are deemed to be outstanding for purpose of determining the percentage of ownership of such individual or group, but are not deemed to be outstanding for the purpose of determining the percentage of ownership of any other individual or group shown in the table.

1 The term “Office Holder” as defined in the Companies Law includes a director, the chief executive officer, the chief business officer, the vice chief executive officer, the deputy chief executive officer, any other person fulfilling or assuming any of the foregoing positions without regard to such person's title, and any manager who is directly subordinated to the chief executive officer.

The shareholders listed below do not have any different voting rights from any of our other shareholders.

Name of Beneficial Owner	Number of Shares Beneficially Owned(1)	Percent of Shares Beneficially Owned(2)
Priortech Ltd. (“Priortech”)(3)	9,617,787	21.43%
Chroma ATE Inc. (“Chroma”)(4)	7,817,440	17.42%
Migdal Insurance & Financial Holdings Ltd (5)	3,455,423	7.69%
Yotam Stern(6)	9,000	0.02%
Rafi Amit(7)	2,573	0.01%
Leo Huang(8)	-	-
Office Holders as a Group (9)	42,803	0.10%

(1)	The total number of options which are exercisable, or will become exercisable, and RSUs which will vest, within 60 days of October 31, 2023, held by the persons included in the above table is 17,845.

(2)	Based upon 44,879,635 Shares issued and outstanding as of October 31, 2023.

(3)
28.62% of the voting equity in Priortech is subject to a voting agreement. As a result of this agreement, and due to the fact that there are no other shareholders holding more than 50% of the voting equity in Priortech, Messrs. Rafi Amit, Yotam Stern, David Kishon, and Hanoch Feldstien and the estates of Itzhak Krell (deceased), Zehava Wineberg (deceased) and Haim Langmas (deceased), may be deemed to control Priortech. The voting agreement does not provide for different voting rights for Priortech than the voting rights of other holders of our Shares. Priortech’s principal executive offices are located at South Industrial Zone, Migdal Ha’Emek 23150, Israel.

(4)
Based on the Schedule 13G filed by Chroma on August 5, 2019, which presented ownership as of June 19, 2019. The 7,817,440 Shares reported under such Schedule 13G by Chroma are beneficially owned by Chroma. Chroma’s principal address is No. 88, Wenmao Rd., Guishan Dist., Taoyuan City 333001, Taiwan.

(5)
Based on the Schedule 13G/A filed by Migdal Insurance & Financial Holdings Ltd. (“Migdal”) on January 26, 2023, which presented ownership as of December 31, 2022. Of the 3,455,423 Shares reported as beneficially owned by Migdal (i) 3,455,423 Shares are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by direct and indirect subsidiaries of Migdal, each of which subsidiaries operates under independent management and makes independent voting and investment decisions, and (ii)  771,854 Shares are held by companies for the management of funds for joint investments in trusteeship, each of which operates under independent management and makes independent voting and investment decisions, and (iii) 0 are beneficially held for their own account (Nostro account). Migdal’s principal business address is 4 Efal Street; P.O. Box 3063; Petach Tikva 49512, Israel.

(6)
Mr. Stern directly owns 9,000 of our Shares. However, as Mr. Stern may be deemed to control Priortech, he may also be deemed to beneficially own the Shares of the Company held by Priortech. Mr. Stern disclaims such beneficial ownership of such Shares.

(7)
Mr. Amit directly owns 2,573 any of our Shares. In addition, as a result of a voting agreement relating to a majority of Priortech’s voting equity, Mr. Amit may be deemed to control Priortech, he may also be deemed to beneficially own the Shares of the Company held by Priortech. Mr. Amit disclaims such beneficial ownership of such Shares.

(8)
Mr. Huang does not directly own any of our Shares. Based on information we received from Chroma Mr. Huang is considered a controlling person with regard to Chroma, accordingly Mr. Huang may be deemed to beneficially own the Shares of the Company held by Chroma. Mr. Huang disclaims beneficial ownership of such Shares.

(9)
Our Office Holders as a group directly own 28,673 of our Shares (and 14,130 options, which are exercisable or will become exercisable, and RSUs which will vest, within 60 days of October 31, 2023). Each of our Office Holders, other than Messrs. Amit and Stern (as a result of their beneficial interest in Shares owned by Priortech) and Mr. Huang (as a result of his beneficial interest in the Shares owned by Chroma), beneficially owns less than 1% of our outstanding Shares (including options held by each such person which have vested or will vest, and RSUs that will vest, within 60 days of October 31, 2023) and have therefore not been listed separately.

ITEM A

RE-ELECTION OF SIX (6) DIRECTORS

Background

The Company’s Amended and Restated Articles of Association (the “Articles”) provide that the number of directors to serve on our Board shall be no less than five (5) and no more than ten (10) directors. The Board is currently comprised of eight (8) members, six (6) of whom are serving terms that expire at the conclusion of the Meeting.

Each director (other than external directors, whose tenure is determined in accordance with the provisions of the Companies Law) is elected at each annual general meeting for a term of approximately one year, commencing upon his or her appointment by our shareholders and ending at the conclusion of the next annual general meeting of shareholders and until his or her respective successor has been elected, or until his or her office is vacated earlier in accordance with the provisions of the Companies Law and the Articles.

In addition, Priortech and Chroma entered into a voting agreement pursuant to which they vote together in the Company’s shareholders meetings and have joint control over the Company (the “Voting Agreement”). Under the Voting Agreement, Chroma is entitled to nominate up to two (2) individuals for service on the Board and Priortech is entitled to nominate up to three (3) individuals for service on the Board.

Re-election of Currently Serving Directors

Pursuant to the recommendation of our Nomination Committee, it is proposed that each of Messrs. Rafi Amit, Yotam Stern, Moty Ben-Arie, I-Shih Tseng, Leo Huang and Ms. Orit Stav be re-elected to serve as our directors, for a term of approximately one year, until the conclusion of the 2024 annual general meeting of the Company’s shareholders and until his or her respective successor has been elected, or until his or her office is vacated earlier in accordance with the provisions of the Companies Law and the Articles.

In accordance with Israeli law, a nominee for service as a director must submit a declaration to the Company, prior to his or her election, specifying that he or she has the requisite qualifications to serve as a director, and the ability to devote the appropriate time to performing his or her duties as such. The Company has received a declaration in writing from each of the nominees for re-election, confirming that he or she possesses the requisite skills and expertise, as well as sufficient time, to perform his or her duties as a director of the Company. The Company is not aware of any reason why any of the six nominees, if re-elected, would be unable to serve as a director. Except for the Voting Agreement, the Company is not aware of any other understanding or agreement with respect to the future election of any of the proposed nominees.

The following are brief biographies of each of the six nominees, based upon the records of the Company and information furnished by each nominee:

Rafi Amit has served on our Board since 1987. Between 2010 to March 2017, and June 2019 to January 2023, Mr. Amit also served as our Active Chairman of the Board of Directors. Previously, Mr. Amit served as our Chief Executive Officer from January 1998 until August 2010 and as Chairman of the Board of Directors from 1987 until April 2009. Since 1981, Mr. Amit has also served as the President and director of Priortech and has been the Chairman of the Board of Directors of Priortech since 1988. From 1981 until 2004, Mr. Amit served as Priortech’s Chief Executive Officer. Mr. Amit holds a B.Sc. in Industrial Engineering and Management from Technion - Israel Institute of Technology.

Yotam Stern has served on our Board since 1987. Mr. Stern also served as the Chairman of our Board of Directors from May 2009 until August 2010. From 2001 until 2012, Mr. Stern served as our Executive Vice President, Business & Strategy. From 1998 until 2001, Mr. Stern served as our Chief Financial Officer. Mr. Stern served in the past as the Chief Financial Officer of Priortech and has been serving as a director of Priortech since 1985 and as its Chief Executive Officer since 2004. Mr. Stern holds a B.A. in Economics from Hebrew University of Jerusalem.

Moty Ben-Arie has served on our Board of Directors since March 2017, and as our Chairman of the Board since January 2023. From March 2017 until the 2019 annual general meeting, Mr. Ben-Arie also served as the Chairman of the Board of Directors. Mr. Ben-Arie is the co-founder and serves as the chairman of the board of directors of Invisicare Ltd. Mr. Ben-Arie has served as a consultant to entrepreneurs and investors since 2014. Previously, Mr. Ben-Arie served as the chief executive officer of Sital Technology from 2012 until 2014. From 2006 until 2011, Mr. Ben-Arie also served as a managing partner of Vertex Ventures, where he focused on investments in Israeli-related hi-tech companies and evaluation of companies in the field of telecommunication, IT, test equipment, medical equipment and multidisciplinary systems. During these years, Mr. Ben-Arie served as a member of the fund investment committee, managed investments in several companies and served as a board member in companies in their early stages, including Color Chip Inc., Multiphi, Expand Networks, Comability and Ethos Networks. From 2000 until 2006, Mr. Ben-Arie also served as a partner of Walden Israel Ventures, where he focused on investments in Israeli-related hi-tech companies. During these years, Mr. Ben-Arie managed investments in several companies and served as a board member in companies from early stage, including Color Chip Inc. and Passave. From 1998 until 2000, Mr. Ben-Arie served as a director in Radcom Ltd., as a consultant in Walden Israel, and financed seed phases for new startups. From 1991 until 1998, Mr. Ben-Arie served as the co-founder and chief executive officer of Radcom Ltd., Israel. From 1978 until 1982, Mr. Ben-Arie served as an electronic engineer and a project manager in Elisra Ltd. Mr. Ben-Arie holds a Masters in Business Administration from Tel Aviv University, and a B.Sc. in Electrical Engineering from the Technion - Israel Institute of Technology.

Orit Stav is an experienced investment manager with 20 years of experience in the Field of Venture Capital & Private Equity, as well as in the technology sector. Ms. Stav is a co-founder and serves as a managing partner at Israel Innovation Partners, a business advisory Sirm that specializes in building business relationship between global companies and Israeli technology start-ups. Currently, Ms. Stav serves as a board member in Menora Mivtachim Holdings Ltd., Doral Group Renewable Energy Resources Ltd., Innovize Technologies Ltd., IBI – Underwriting & Issuing Ltd., EFI Capital Real Estate Ltd. From 2014 until 2015, Ms. Stav served as a managing partner of EVA Ventures venture capital. From 2010 until 2012, Ms. Stav served as a country manager in Wimdu GmbH, an international internet company. From 2006 until 2009 she served as an investment manager in Siemens Venture Capital, and from 1998 until 2005 served as an investment partner in Platinum Neurone Ventures, PNV, an Israeli venture capital fund.

Leo Huang has served on our Board as a representative of Chroma since June 2019. Mr. Huang co-founded Chroma in 1984 and has been serving as chairman of the board of directors of Chroma since October 1984. Mr. Huang was the QA Engineer of TIMEX Corp. from 1975 to 1977 and served as the Sales Manager of Philips Electronics Industries (Taiwan) Ltd. from 1978 to 1984. Mr. Huang holds a Bachelor’s degree in Electronics Engineering from National Chiao Tung University.

I-Shih Tseng has served on our Board as a representative of Chroma since June 2019. Mr. Tseng joined Chroma in 1998, serving as a director since June 2012 and as Business Unit President of Chroma since July 2007. Mr. Tseng was a Research Assistant at Pennsylvania State University from 1986 to 1992 and served as the Project Manager of Institute for Information Industry from 1992 to 1998. Mr. Tseng holds a PhD degree in Mechanical Engineering from Pennsylvania State University.

Directors’ Independency

Under the Nasdaq Listing Rules, a majority of our directors is required to be independent. Our Board determined that each of Messrs. Stern, Ben-Arie, Tseng and Huang and Ms. Stav qualifies as an independent director as defined in the Nasdaq Listing Rules (in addition to our two external directors, who also qualify as such). Further, our Audit Committee has classified each of Mr. Ben-Arie and Ms. Stav as an “Independent Director” in accordance with the Companies Law, based on their declarations that they comply with the independence criteria set under the Companies Law (in addition to our two external directors, who also qualify as such).

Directors’ Compensation

Pursuant to Israeli law, any arrangement between the Company and a director regarding such director’s terms of office and employment (as a director or in other capacities in which he or she is engaged with the Company) must generally be consistent with the Company’s compensation policy, which was last approved by the Company’s shareholders on August 18, 2021 (the “Compensation Policy” and the “2021 AGM”), and generally requires the approval of the Company’s Compensation Committee (the “Compensation Committee”), Board and shareholders, in that order.

As Messrs. Amit, Stern and Huang are nominated pursuant to the Voting Agreement, and are deemed to control the Company through their controlling interest in Priortech (Messrs. Amit and Stern) and Chroma (Mr. Huang), and Mr. Tseng is also nominated pursuant to the Voting Agreement, they do not and shall not receive any compensation (either in cash or equity) in consideration for their service as directors. For clarification purposes, Mr. Amit will continue to receive compensation for his service as our CEO, as previously approved by our shareholders in the 2021 AGM.

Cash

Subject to the approval of their re-election for service as directors of the Company, Ms. Stav and Mr. Ben-Arie will receive cash remuneration in the same amounts as paid to our two (2) external directors, Messrs. Yael Andorn and Yossi Shacham-Diamand. These amounts include an annual fee, per-meeting participation fee for participation in meetings of the Board and its committees, and reimbursement of travel expenses for participation in a meeting which is held outside of their place of residence, in the following amounts: NIS 130,000 (approximately $32,500 based on the representative NIS/USD exchange rate published by the Bank of Israel on October 31, 2023 (the “Exchange Rate”)) as annual fee, NIS 3,500 (approximately $ 875, based on the Exchange Rate) as participation fee, per meeting, for participation in meetings of the Board and its committees in person, NIS 2,100 (approximately $ 525, based on the Exchange Rate) as participation fee, per meeting, for participation in meetings of the Board and its committees by electronic means and NIS 1,750 (approximately $437.5, based on the Exchange Rate) for each written resolution.

The above-mentioned cash remuneration is in line with the Compensation Policy, according to which each of the Company’s non-executive (non-controlling) directors is entitled to receive cash fees that include annual and participation fees.

As these amounts are in the range between the fixed amounts of the annual and participation fees, as set forth in regulations promulgated under the Companies Law in connection with compensation to external directors (the “Remuneration Regulations”), based on the amount of the Company’s capital, and the maximum amounts of such fees set forth in the Companies Regulations (Alleviation for Public Companies Whose Shares are Traded on a Stock Exchange Outside of Israel), 2000 (the “Alleviation Regulations”), they are exempt from shareholder approval, in accordance with the Israeli Companies Regulations (Relief From Related Party Transactions), 2000 (the “Relief Regulations”).

Equity

Subject to their re-election, and as approved at our 2021 AGM, each of our non-controlling directors, Ms. Stav and Mr. Ben-Arie, shall be entitled to a yearly grant of equity in a value of $50,000 (the “Annual Equity Grant”).

The Annual Equity Grant is comprised of an equal mix of options to purchase Shares at an exercise price equal to the “Market Value” (as defined below) (the “Market-Value Options”) and RSUs. The actual number of Market-Value Options and RSUs to be granted each year, bearing the foregoing $50,000 value, shall be determined based on the average closing price per Share as quoted on the NASDAQ Stock Market during the 30 consecutive calendar days preceding the date of grant (the “Market Value”).

The Annual Equity Grant will be granted at the date of this Meeting (“Date of Grant”). The exercise price of the Market-Value Options will be equal to the Market Value. In addition, the Annual Equity Grant shall be subject to time-based vesting and will vest in one installment on the date of the annual general meeting of shareholders following the Date of Grant, provided that at such time the applicable grantee is still a director of the Company. The exercise period of the Market-Value Options shall be seven (7) years from the Date of Grant. The rest of the terms of the Annual Equity Grant shall be in accordance with the Company’s 2018 Share Incentive Plan.

The Annual Equity Grant is in line with the Compensation Policy, according to which each of our directors may be entitled to receive equity-based compensation, the annual value of which shall not exceed $100,000. Also, the Compensation Policy includes a provision according to which the equity based compensation of each of the Company’s directors shall vest in quarterly installments; however, our Compensation Committee and Board decided that the Annual Equity Grant shall only vest after an approximately one-year cliff, thus ensuring that in case a director’s service is terminated prior to the end of his or her term, for any reason, any unvested equity shall be forfeited upon such termination date.

Indemnification, Exemption and Insurance

In addition to the above, each of the six (6) nominees for re-election for service as a director shall be entitled to continue to be a party to the same indemnification and exemption agreements as entered into by the Company with all Office Holders serving from time to time (the “Indemnification and Exemption Agreement”), provided that with respect to Messrs. Amit, Stern and Huang, such Indemnification and Exemption Agreements are approved by our shareholders at the Meeting. In addition, each of the six (6) nominees for re-election for service as director, will also continue to be insured under the Company’s directors and officers insurance policies, as all other Office Holders of the Company.

Board Diversity Matrix (As of October 31, 2023)

Country of Principal Executive Offices	Israel
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	8
Part I: Gender Identity	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	2	6	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	8

Required Vote

The affirmative vote of the holders of the Shares representing a majority of the voting power present at the Meeting, in person, by proxy, or through the Electronic Voting System, and voting thereon, is required for the re-election of each of Messrs. Rafi Amit, Yotam Stern, Moty Ben-Arie, I-Shih Tseng, Leo Huang and Ms. Orit Stav to serve on our Board.

The re-election of each of these six (6) nominees will be voted upon separately at the Meeting.

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that Mr. Rafi Amit be, and he hereby is, re-elected for service as a director for a term of approximately one year, until the conclusion of the 2024 annual general meeting of the Company’s shareholders and until his successor has been elected, or until his office is vacated earlier in accordance with the provisions of the Companies Law and the Articles;

FURTHER RESOLVED, that Mr. Yotam Stern be, and he hereby is, re-elected for service as a director for a term of approximately one year, until the conclusion of the 2024 annual general meeting of the Company’s shareholders and until his respective successor has been elected, or until his office is vacated earlier in accordance with the provisions of the Companies Law and the Articles;

FURTHER RESOLVED, that Mr. Moty Ben-Arie be, and he hereby is, re-elected for service as a director for a term of approximately one year, until the conclusion of the 2024 annual general meeting of the Company’s shareholders and until his respective successor has been elected, or until his office is vacated earlier in accordance with the provisions of the Companies Law and the Articles;

FURTHER RESOLVED, that Ms. Orit Stav be, and she hereby is, re-elected for service as a director for a term of approximately one year, until the conclusion of the 2024 annual general meeting of the Company’s shareholders and until her respective successor has been elected, or until her office is vacated earlier in accordance with the provisions of the Companies Law and the Articles;

FURTHER RESOLVED, that Mr. Leo Huang be, and he hereby is, re-elected for service as a director for a term of approximately one year, until the conclusion of the 2024 annual general meeting of the Company’s shareholders and until his respective successor has been elected, or until his office is vacated earlier in accordance with the provisions of the Companies Law and the Articles; and

FURTHER RESOLVED, that Mr. I-Shih Tseng be, and he hereby is, re-elected for service as a director for a term of approximately one year, until the conclusion of the 2024 annual general meeting of the Company’s shareholders and until his respective successor has been elected, or until his office is vacated earlier in accordance with the provisions of the Companies Law and the Articles.”

The Board recommends a vote FOR the approval of the proposed resolutions.

As each of the nominees for re-election has a personal interest in the foregoing proposed resolutions regarding his or her respective re-election, each of them refrained from making a recommendation with respect to his or her own re-election.

In addition, as a result of the Voting Agreement, Messrs. Amit, Stern, Tseng and Huang have refrained from making a recommendation with respect to the re-election of each other.

ITEM B

Re-APPROVAL OF INDEMNIFICATION AND EXEMPTION LETTERS TO MR. RAFI AMIT,
THE COMPANY’S CEO, MR. YOTAM STERN, A DIRECTOR, AND MR. LEO HUANG, A DIRECTOR

Background

On October 24, 2011, the Company’s shareholders approved the grant of letters of indemnification and exemption to each of our present and future Office Holders (the “Indemnification and Exemption Letter(s)”) including those who then held a controlling interest in us – Mr. Rafi Amit, our CEO and (then) Chairman of the Board, and Mr. Yotam Stern – our director.

Under the Companies Law, the grant of the Indemnification and Exemption Letters to each of our Office Holders must be approved by our Compensation Committee and our Board of Directors, and – with respect to Office Holders who serve as directors or as the CEO – also by our shareholders. In addition, under the Companies Law, the grant of the Indemnification and Exemption Letters to those Office Holders who hold a controlling interest in the Company requires re-approval by the Compensation Committee, Board of Directors and Company’s shareholders, at least once every three (3) years.

As shareholder approval is required for the grant of Indemnification and Exemption Letters to our Office Holders having a controlling interest in us, we now seek shareholder approval for the grant of such Indemnification and Exemption Letters to Messrs. Amit, Stern and Mr. Leo Huang, all three of whom hold a controlling interest in us, for a further term of three (3) years (for an explanation of such controlling interest see above in footnote 3 to the table under BENEFICIAL OWNERSHIP OF SECURITIES BY PRINCIPAL SHAREHOLDERS AND MANAGEMENT).

General

The Indemnification and Exemption Letter provides, among other matters, indemnification of our Office Holders for: (i) reasonable litigation expenses, including attorney’s fees, incurred as a result of an investigation or proceeding instituted by a competent authority, which concluded without the filing of an indictment and without the imposition of any financial liability in lieu of criminal proceedings, or which concluded without the filing of an indictment but with the imposition of a financial liability in lieu of criminal proceedings concerning a criminal offense that does not require proof of criminal intent or in connection with a financial sanction (the phrases “proceeding concluded without the filing of an indictment” and “financial liability in lieu of criminal proceeding” shall have the meaning ascribed to such phrases in section 260(a)(1a) of the Companies Law); (ii) monetary liability imposed in favor of injured parties in administrative procedures under the Israeli Securities Law, 5728-1968 (the “Securities Law”); and (iii) expenses, including reasonable litigation expenses and legal fees, incurred in relation to a proceeding instituted pursuant to the provisions of Chapter H’3 (“Imposition of Financial Sanctions by the Israeli Securities Authority”), Chapter H’4 (“Imposition of Administrative Enforcement Measures by the Administrative Enforcement Committee”) or Chapter I’1 (“Arrangement for the Avoidance of taking or Cessation of  Proceedings, subject to Conditions”) of the Securities Law.

The indemnification undertaking is limited to those events which are foreseeable in light of the Company’s activities at the time such undertaking is granted, and the total aggregate indemnification amount that the Company is obligated to pay to all of its directors and officers, for all matters and circumstances described in the Indemnification and Exemption Letter shall not exceed an amount equal to twenty five percent (25%) of the shareholders’ equity at the time of the indemnification. Such maximum indemnification amount shall be in addition to and exclusive of any amounts paid under the Company’s directors’ and officers’ insurance policy, as shall be in effect from time to time.

The Indemnification and Exemption Letter also provides our Office Holders with an exemption from any liability for damages caused as a result of a breach of their duty of care to the Company, to the fullest extent permitted by law. The Indemnification and Exemption Letter provides for an additional exclusion to such exemption, under which there shall be no exemption for a breach of an Office Holder’s duty of care to the Company, in connection with any resolution relating to an action or transaction in which such Office Holder, or any other Office Holder or controlling shareholder of the Company, has a personal interest.

The Indemnification and Exemption Letter is intended to complement the indemnity protection available under applicable law and any policies of insurance the Company may maintain.

The form of the proposed Indemnification and Exemption Letter is attached as Exhibit A to this Proxy Statement.

On November 12, 2023, the Compensation Committee and Board of Directors approved, subject to the approval of the Company’s shareholders, the grant of the Indemnification and Exemption Letter to each of Messrs. Amit, Stern and Huang for an additional period of three (3) years, commencing as of, with respect to Messrs. Amit and Stern, November 12, 2023, which is the date of expiration of their previous Indemnification and Exemption Letters, and with respect to Mr. Huang, commencing as of June 3, 2022, which is the date of expiration of his previous Indemnification and Exemption Letter.

The Compensation Committee and Board of Directors believe that the proposed grant of Indemnification and Exemption Letters to Messrs. Amit, Stern and Huang provides further protection of the Company’s interests and reflects an adequate and desired balance between protection of such interests and the provision of appropriate and customary protection to Messrs. Amit, Stern and Huang. The Compensation Committee and Board of Directors further believe that the grant of the Indemnification and Exemption Letters to Messrs. Amit, Stern and Huang is in the best interests of the Company as it will enable the Company to retain highly qualified directors who, through their efforts and expertise, make a significant contribution to the Company’s success. The Compensation Committee and Board of Directors have also considered the considerations required under our Compensation Policy and the Companies Law and determined that the grant of the Indemnification and Exemption Letter to each of Messrs. Amit, Stern and Huang complies with the provisions of such Compensation Policy.

Required Vote

The affirmative vote of holders of the majority of the Shares represented and voting on this proposal at the Meeting in person, by proxy or by electronic voting, is required for the approval of the foregoing resolution, provided that, the majority of the shares voted in favor of this proposal are not held by “controlling shareholders” or shareholders with “personal interest” in the approval of such proposal, not taking into account any abstention, or that the total number of shares referred to above that voted against this proposal, does not exceed two percent of the aggregate voting rights in the Company (“Disinterested Majority”), as described below in more detail.

The Companies Law requires that each shareholder voting on a proposed resolution requiring a Disinterested Majority indicate whether or not he or she is a controlling shareholder or has a personal interest in the proposed resolution. Under the Companies Law, in general, a person will be deemed to be a controlling shareholder if that person has the power to direct the activities of the company, otherwise than by reason of being a director or other Office Holder of the company, and a person is deemed to have a personal interest if any member of the shareholder’s immediate family, or the immediate family of a shareholder’s spouse, has a personal interest in the adoption of the proposal. In addition, a shareholder is deemed to have a personal interest if a company, other than Camtek, which is affiliated with such shareholder, has a personal interest in the adoption of the proposal. Such company is a company in which the shareholder or a member of his or her immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns five percent (5%) or more of the outstanding shares. However, a shareholder is not deemed to have a personal interest in the adoption of the proposal if such shareholder’s interest in such proposal arises solely from his, her or its ownership of Shares, or to a matter that is not related to a relationship with a controlling shareholder.

Please note that we consider it highly unlikely that any of our shareholders (other than Chroma, Priortech, Messrs. Amit and Stern, who are deemed to control Priortech, and Mr. Huang who is deemed to control Chroma) is a controlling shareholder, or has a personal interest in the approval of the above-mentioned proposal. However, as required under Israeli law, the enclosed form of proxy requires that each shareholder specifically indicate whether he, she or it is, or is not, a controlling shareholder or has a personal interest in the approval of such proposal. Without indicating to this effect, we will not be able to count your vote in determining whether the above Disinterested Majority approval requirements are satisfied.

It is proposed that at the Meeting, the following resolution be adopted:

"RESOLVED, to approve the grant of the Indemnification and Exemption Letter to each of Mr. Rafi Amit, Mr. Yotam Stern and Mr. Leo Huang, in the form attached as Exhibit A to the Notice and Proxy Statement for the 2023 Annual General Meeting of the Company's shareholders, which shall be granted for a term of three (3) years commencing on November 12, 2023 (for Messrs. Amit and Stern and on June 3, 2022 (for Mr. Huang)".

The Board of Directors recommends a vote FOR the approval of the proposed resolution.

As each of Messrs. Amit, Stern and Huang has a personal interest in the foregoing proposed resolution regarding his respective Indemnification and Exemption Letter, each of them refrained from making a recommendation with respect to his Indemnification and Exemption Letter.

In addition, as a result of the Voting Agreement, Messrs. Amit, Stern and Huang have refrained from making a recommendation with respect to the grant of Indemnification and Exemption Letter to each other.

ITEM C

AMENDMENT TO THE COMPANY’S COMPENSATION POLICY

Terms and definitions used hereunder are in accordance with the terms and definitions as appear in the Compensation Policy.

Background

As required under the Companies Law, the Company maintains a compensation policy which provides a framework for terms of office and employment of our Office Holders, including base salaries, cash bonuses, equity awards, severance and other benefits, the grant of an exemption from liability, insurance and rights to indemnification. Our Compensation Policy was last approved by our shareholders at the 2021 AGM, following the recommendation of the Compensation Committee and Board.

Under the Companies Law, the Compensation Policy must be reviewed from time to time by the Compensation Committee and the Board, in order to consider its adequacy, and, in general, should be re-approved by the Compensation Committee, Board and shareholders at least every three years.

General

Clawback.

On June 9, 2023, the SEC approved Nasdaq’s proposed clawback listing standards that implement the SEC’s clawback rule, which was adopted under Rule 10D-1 under the Securities and Exchange Act of 1934, as amended (the “Clawback Listing Rules”).  The SEC’s final rule directed U.S. stock exchanges, including Nasdaq, to adopt listing standards requiring all listed companies, including foreign private issuers, such as the Company, to adopt and comply with a written clawback policy, to disclose the policy and to file the policy as an exhibit to its annual report, as well as to include other disclosures in the event a clawback is triggered under the policy by no later than 60 days following the effective date determined by Nasdaq (October 2, 2023) (the “Effective Date”). Accordingly, we propose to amend Part II (Executive Compensation, Section 12 (Clawback Policy)) of the Compensation Policy, to provide that the Company has adopted a clawback policy as contemplated pursuant to the Clawback Listing Rules (the “Clawback Policy”).  The Clawback Policy, which is included as part of the Company’s Compensation Policy, will take effect retroactively as of the Effective Date.

Our Compensation Committee and Board of Directors have approved the amendment to Part II (Executive Compensation, Section 12 (Clawback Policy)) of the Compensation Policy in order to address Nasdaq’s Clawback Listing Rules. Accordingly, our Compensation Committee and Board believe that this amendment to the Compensation Policy is appropriate and suitable, in-line with prevailing market practice and in the Company's best interests.

In their review and approval of the proposed amendment to the Compensation Policy, our Compensation Committee and Board of Directors also took into account the considerations, principles and provisions set forth in the Companies Law.

The proposed amendment to the Compensation Policy, for which we now seek shareholder approval, is marked in the revised version of the Compensation Policy attached to this Proxy Statement as Exhibit B (the “Amended Policy”). Other than the foregoing change in the clawback provision, all other terms of the Compensation Policy remain unchanged.

If the above-mentioned amendment to the Compensation Policy is adopted by our shareholders, then the date of such adoption shall be deemed to be the date of the adoption of the Amended Policy in its entirety, so that the Amended Policy shall be in full force and effect for a period of three years thereafter.

If the adoption of the Amended Policy is not approved by our shareholders, then the current Compensation Policy shall continue to be in full force and effect until August 18, 2024, which is the end of the three (3)-year period that commenced on the date of its adoption by our shareholders.

The affirmative vote of holders of the majority of the Shares represented and voting on this proposal at the Meeting in person, by proxy or by electronic voting, is required for the approval of the foregoing resolution. In addition, the shareholder approval must also include the Disinterested Majority (as defined above). The Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not he, she or it is a controlling shareholder or has a personal interest in the proposed resolution. For a complete discussion regarding “control” and “personal interest”, and how to indicate whether you are a controlling shareholder or have personal interest in this proposed resolution, please see Item B above, under the caption “Required Vote”.

Please note that we consider it highly unlikely that any of our shareholders (other than Chroma, Priortech, Messrs. Amit and Stern who are deemed to control Priortech, and Mr. Huang who is deemed to control Chroma) is a controlling shareholder, or has a personal interest in the approval of the above-mentioned proposal. However, the Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not he, she or it is a controlling shareholder or has a personal interest in the proposed resolution. Accordingly, the enclosed form of proxy requires that each shareholder specifically indicate whether he, she or it is, or is not, a controlling shareholder or has a personal interest in the approval of this proposal. Without indicating to this effect, we will not be able to count such shareholder’s vote in determining whether the Disinterested Majority approval requirements are satisfied.

It is proposed that at the Meeting, the following resolution be adopted:

 “RESOLVED, that the Amended Policy, in the form attached as Exhibit B to the Proxy Statement for the 2023 Annual General Meeting of Shareholders, be, and it hereby is, approved for a term of three (3) years as of the date hereof”.

The Board of Directors recommends a vote FOR the approval of the proposed resolution.

As all members of the Board of Directors have a personal interest in the foregoing proposed resolution, in accordance with the Companies Law, they were all entitled to participate and vote on said resolution.

ITEM D

RE-APPOINTMENT OF INDEPENDENT AUDITOR

Background

The Companies Law and our Articles provide that a certified accountant be appointed as an independent auditor of the Company at the annual general meeting of the shareholders of the Company, and that the independent auditor serve in this position until immediately following the date of the next annual general meeting, or until such later time as determined at the annual general meeting, provided that the auditor shall serve no longer than until the end of the third annual general meeting after the annual general meeting in which such auditor was appointed. An independent auditor who has completed a period of appointment as aforesaid may be reappointed. The Company may appoint several auditors to conduct the audit jointly. In the event the position of an auditor has become vacant, and the Company does not have an additional auditor, the Board shall convene a special meeting of shareholders as soon as possible to appoint an auditor.

General

At the Meeting, shareholders will be asked to re-appoint Somekh Chaikin, a member firm of KPMG International (“Somekh Chaikin”), as independent auditor of the Company, for the fiscal year ending December 31, 2023, for the year commencing January 1, 2024 and until the next annual general meeting of shareholders, and to authorize the Company’s Board, upon the recommendation of the Audit Committee, to set the annual compensation of the independent auditor in accordance with the volume and nature of its services.

Somekh Chaikin was first appointed as the Company’s independent auditor at the 2006 annual general meeting of shareholders. Over the years, and until 2022, Somekh Chaikin served as joint independent auditor of the Company, but as a sole auditor for all SEC filings.

The Company’s Audit Committee and Board of Directors have reviewed and are satisfied with the performance of Somekh Chaikin. Accordingly, the Board of Directors recommended the re-appointment of Somekh Chaikin as the Company’s sole independent auditor for the fiscal year ending December 31, 2023, for the year commencing January 1, 2024 and until the next annual general meeting of shareholders, and to authorize the Company’s Board, upon the recommendation of the Audit Committee, to set the annual compensation of the independent auditor in accordance with the volume and nature of its services.

The Audit Committee’s policy is to pre-approve all audit and non-audit services provided by the Company’s independent auditor, Somekh Chaikin. These services may include audit services, tax services and other consulting services. Additional services may be pre-approved by the Audit Committee on an individual basis. Once services have been pre-approved, the Company’s independent auditor and management then report to the Audit Committee on a periodic basis regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for the services performed.

According to the Articles, the Board is authorized to determine, following the recommendation of the Audit Committee, the basis of the Company’s independent auditor’s compensation in accordance with the volume and nature of the services rendered by him. The following table presents information regarding the aggregate amount of fees paid by the Company to Somekh Chaikin for their services to the Company for the fiscal year ended December 31, 2022:

Services Rendered	Fees
Audit fees[1]	$302,300
Tax[2]	$2,800
Total	$305,100

Approval of the re-appointment of Somekh Chaikin as the Company’s independent auditor is now being sought from the Company’s shareholders.

Required Vote

The affirmative vote of holders of Shares representing a majority of the Ordinary Shares present at the Meeting, in person, by proxy or through the Electronic Voting System, is required for the re-appointment of Somekh Chaikin as independent auditor of the Company for the fiscal year ending December 31, 2023, for the year commencing January 1, 2024 and until immediately following the next annual general meeting of shareholders, and for authorizing the Board, following the Audit Committee’s recommendation, to determine the independent auditor’s fees for the term of his appointment.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that: (i) Somekh Chaikin, a member firm of KPMG International, be re-appointed as the independent auditor of the Company, for the fiscal year ending December 31, 2023, for the year commencing January 1, 2024 and until immediately following the 2024 annual general meeting of shareholders; and (ii) the Board shall be authorized to determine the fees for Somekh Chaikin, at the Audit Committee’s recommendation, for the term of their service, according to the nature and volume of their services.”

The Board recommends a vote FOR the approval of the proposed resolution.

[1]
Audit fees for the year ended December 31, 2022 were for professional services rendered for the integrated audit of the Company’s annual consolidated financial statements and its internal controls over financial reporting (2022 audit of consolidated financial statements) and services that are normally provided by independent registered public accounting firm in connection with statutory and regulatory filings or engagements.

[2]	Tax fees for the year ended December 31, 2022 relate to tax compliance, planning and advice.
[3]
Fees for audit related services for the year ended December 31, 2022 are fees for professional services rendered in connection with the audit and other assignments, including consultancy and consents, provided in the framework of the underwritten public offering and related prospectus supplements filed by the Company with the SEC.

DISCUSSION OF THE AUDITOR’S REPORT AND

THE COMPANY’S AUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR 2022

At the Meeting, shareholders will also have an opportunity to discuss the consolidated financial statements of the Company for the fiscal year ended December 31, 2022, as required by the Companies Law. This item will not involve a vote of the shareholders.

The Company’s 2022 audited consolidated financial statements and auditor’s report, as well as the Company’s annual report on Form 20-F for the year ended December 31, 2022 (filed with the SEC on March 20, 2023), may be viewed on the Company’s website: http://www.camtek.com, through the EDGAR website of the SEC at www.sec.gov, through the ISA’s electronic filing system at: http://www.magna.isa.gov.il, or through the website of the TASE at: http://maya.tase.co.il. None of the independent auditors’ report, audited consolidated financial statements, Form 20-F or the contents of our website form part of the proxy solicitation material.

By Order of the Board, Moty Ben-Arie Chairman of the Board of Directors November 14, 2023

Exhibit A

Letter of Indemnification

1.	Undertaking for Indemnification - General

1.1
You serve or have been appointed to serve as an officer and/or director ("Office Holder") of Camtek Ltd., a company organized under the laws of the State of Israel (the "Company"). The Audit Committee, the Board of Directors, and the General Meeting of the Company resolved, on March 9, 2000, to grant an undertaking for indemnification to the Office Holders of the Company.

1.2
In consideration of your continuing service to the Company, the Company undertakes to indemnify you with respect to any liability or expense imposed upon you as a result of an action made or to be made by you in your capacity as an Office Holder of the Company, in accordance with and subject to the provisions set forth below.

1.3	Terms not defined in this Letter of Indemnification shall have the meanings assigned to them in the Companies Law, 5759-1999 (the “Companies Law”).

1.4	This Letter of Indemnification and the undertakings of the Company hereunder are subject to the provisions of the Companies Law regarding the indemnification of office holders.

2.	The Substance of the Indemnification

2.1
The Company shall indemnify you with respect to a liability or expense imposed upon you as a result of an action or omission ("Action"), made or taken by you in your capacity as an Office Holder of the Company, including such an Action made or taken by you in your capacity as an Office Holder in any other company controlled, directly or indirectly, by the Company ("Subsidiary") or a company not controlled by the Company but where your appointment as a director or observer results directly from the Company's holdings in such company ("Affiliate"), as follows:

(a)	A financial obligation imposed on you in favor of another person by a court judgment, including a settlement or an arbitrator's award approved by court; and

(b)
Reasonable litigation expenses, including legal fees, incurred by you or imposed upon you by a court, in proceeding instituted against you by the Company or on its behalf or by another person, or in any criminal proceedings in which you are acquitted, or in any criminal proceedings of a crime which does not require proof of criminal intent in which you are convicted; and

(c)
Reasonable litigation expenses, including attorney's fees, incurred by you as a result of an investigation or proceeding instituted against you by a competent authority, which concluded without the filing of an indictment against you and without the imposition of any financial liability in lieu of criminal proceedings, or which concluded without the filing of an indictment against you but with the imposition of a financial liability in lieu of criminal proceedings concerning a criminal offense that does not require proof of criminal intent or in connection with a financial sanction (the phrases "proceeding concluded without the filing of an indictment" and "financial liability in lieu of criminal proceeding" shall have the meaning ascribed to such phrases in section 260(a)(1a) of the Companies Law); and

(d)
expenses, including reasonable litigation expenses and legal fees, incurred by you in relation to a proceeding instituted against you: (1) pursuant to the provisions of Chapter H'3 ("Imposition of Financial Sanctions by the Israeli Securities Authority") of the Israeli Securities Law, 5728-1968 (the "Securities Law"), or (2) pursuant to the provisions of Chapter H'4 ("Imposition of Administrative Enforcement Measures by the Administrative Enforcement Committee") of the Securities Law, or (3) pursuant to the provisions of Chapter I'1 ("Arrangement for the Avoidance of taking or Cessation of  Proceedings, subject to Conditions") of the Securities Law; and

(e)	Payment to an injured party, pursuant to section 52ND (a)(1)(a) of the Securities Law.

2.2	If and to the extent prohibited by law, the Company will not indemnify you for any amount you may be obligated to pay with respect to:

(a)	a breach of your duty of loyalty, except where you have acted in good faith and with reasonable grounds to assume that your Actions would not adversely affect the Company;

(b)	a breach of the duty of care committed willfully or recklessly, unless committed through mere negligence;

(c)	an Action taken with the intention of receiving an unlawful personal gain;

(d)	any fine, civil fine, financial sanction or monetary settlement in lieu of a criminal proceeding imposed upon you; or

(e)	a proceeding instituted against you pursuant to the provisions of Chapters H'3, H'4 and I'1 of the Securities Law.

2.3
The Company will make available all amounts needed in accordance with section 2.1 above when such amounts become payable by you ("Time of Indebtedness"), and with respect to items referred to in sections 2.1(c) and 2.1(d) above, even prior to a court decision. You agree to repay advances given to cover legal expenses in criminal proceedings if you are found guilty of a crime that requires proof of criminal intent. You further agree to repay advances if it is determined that you are not lawfully entitled to such indemnification. As part of the aforementioned undertaking, the Company will provide security or a guarantee that you may be required to post in accordance with an interim decision given by a court or an arbitrator, including for the purpose of substituting liens imposed on your assets.

2.4
You will be indemnified hereunder whether or not at the relevant Time of Indebtedness you are an Office Holder of the Company, a Subsidiary or an Affiliate; provided that the obligations are in respect of Actions taken while you were such an Office Holder within the scope of your responsibilities.

3.	The Amount of Indemnification

3.1
The total aggregate indemnification amount that the Company shall be obligated to pay to all of its Office Holders, for all matters and circumstances described herein, shall not exceed an amount equal to twenty five percent (25%) of the shareholders' equity at the time of the indemnification. (hereinafter: the “Maximum Indemnification Amount”).

3.2
To remove any doubt, it is hereby clarified that the Maximum Indemnification Amount is the maximum amount of indemnification for all of the Office Holders of the Company together, whether with respect to the same cause or a number of causes, and such amount will be allocated amongst them in accordance with the chronological order in which the suits and/or claims, with respect to which indemnification is to be granted, were filed, up to said Maximum Indemnification Amount.

3.3
The indemnification amount actually paid shall be limited to those amounts not covered by the Company’s directors and officers insurance policy, and/or not actually paid, and you will not be entitled to payment from the Company for damages with respect to which you have already received payment from an insurer and/or from the Company and/or from any other party.

3.4	Subject to the aforesaid, the indemnification will be provided in each individual case for all amounts incurred by you with respect to events to which the indemnification applies.

4.	Categories of Events to which the Indemnification Applies

The indemnification shall apply to such liabilities as aforesaid, resulting from any Actions in connection with any of the following events:

4.1
an offer and/or issuance of securities of the Company to the public and/or to certain persons, under a prospectus or in a private placement, including the planned offering and the prospectus to be published in Nasdaq, and the content of documents for the performance thereof;

4.2
Actions and/or reports resulting from or relating to the Company’s status as a “public company” whose shares have been offered to the public and are traded on Nasdaq in the United States, and/or in any other exchange, including without limitation the grant of information, data, representations, opinions, reports or notices to any third party pursuant to any law or regulation to which the Company is subject as a result of the aforementioned;

4.3	resolutions and/or Actions regarding the management of the Company’s business;

4.4	resolutions and/or Actions regarding environmental issues;

4.5	resolutions and/or Actions regarding patents, models, trademarks or other intellectual property, and/or requests for infringement thereupon;

4.6
resolutions and/or Actions regarding investments in the Company and/or the acquisition of assets, including the acquisition of companies and/or businesses and/or the investment of funds in tradeable securities and/or in any other form;

4.7	resolutions and/or Actions concerning labor relations;

4.8	resolutions and/or Actions regarding agreements of the Company with others, including for example: customers, suppliers, contractors, etc.;

4.9	resolutions and/or Actions concerning Subsidiaries and/or Affiliates, including resolutions and/or Actions as Office Holders in such Subsidiaries and/or Affiliates;

4.10	a monetary liability to a third party due to the distribution of a dividend;

4.11	resolutions and/or Actions concerning the provision of an opinion with respect to a tender offer, or any other Action concerning and/or related to a tender offer;

4.12	resolutions and/or Actions concerning a merger; and

4.13	resolutions and/or Actions concerning the approval of transactions with Office Holders and/or controlling shareholders;

4.14	Actions taken pursunat to, or in accordance with, the policies and procedures of the Company, Subsidiaries and/or Affiliates, whether or not such policies and procedures are published;

4.15	Representations and warranties made in good faith in connection with the business of the Company, Subsidiaires and Affiliates;

4.16	Payments to injured parties pursuant to section 52ND(a)(1)(a) of the Securities Law.

Exemption

5.
The Company hereby exempts you, to the fullest extent permitted by law, from any liability for damages caused as a result of a breach of your duty of care to the Company, provided that in no event shall you be exempt with respect to (i) any Actions listed in section 2.2 above; or (ii) a breach of your duty of care to the Company, in connection with any resolution relating to an action or transaction in which you or any other officer or controlling shareholder of the Company has a personal interest.

Miscellaneous

6.	In any event in which you are entitled to indemnification, such indemnification shall be subject to the following conditions:

6.1
You shall notify the Company of any legal proceedings initiated against you and of all possible or threatened legal proceedings against you, without delay following your first becoming aware thereof; and you shall deliver to the Company or to such person as it shall advise you, all documents and information you receive in connection with such proceedings.

Furthermore, you must keep the Company informed at all times with respect to events which raise concerns that they will cause legal proceedings to be initiated against you.

6.2
The Company shall be entitled to undertake the conduct of your defense in respect of such legal proceedings and/or to hand over the conduct thereof to any attorney which the Company may choose for that purpose, except to an attorney who is not, upon reasonable grounds, acceptable to you, in which case another attorney will be selected by the Company.

Notwithstanding the foregoing, in the case of a reasonably likely conflict of interests between you and the Company, Affiliates and/or Subsidiaries (referred to as a “Conflict Situation”), you will be entitled to appoint an attorney of your own to represent you in such proceedings. Your attorney shall be fully updated on the defense proceedings, and the Company shall cooperate with your attorney. Subject to the limitations stated above, the Company shall indemnify you for all reasonable expenses you incur in connection with engaging such attorney.

Additionally, if you are no longer affiliated with the Company, Affiliates and/or Subsidiaries at the Time of Indebtedness, and there is no reasonably likely conflict of interest between you and the Company, then you and the Company shall discuss and agree to the manner of your representation in such matter.

Except in the event of a Conflict Situation and as otherwise may be agreed by you and the Company, the Company and/or the selected attorney shall be entitled to act exclusively and to conclude such proceedings in their discretion.

At the request of the Company, you will execute any document required to enable the Company and/or said attorney to conduct your defense and to represent you in all matters connected therewith, as aforesaid.

For avoidance of doubt, in case of criminal proceedings, the Company and/or selected attorney will not have the right to plead guilty on your behalf or to agree to a plea bargain on your behalf, without your consent. Furthermore, in a civil proceeding (whether before a court or as part of a compromise arrangement) neither the Company nor said attorney shall be entitled to admit on your behalf, the existence of any events for which you are not entitled to indemnification under this Indemnification Letter  and/or under law, without your consent. However, nothing in the aforesaid shall be construed to prevent the Company, and/or said attorney with the approval of the Company, from reaching a monetary settlement with a plaintiff in a civil proceeding without your consent, provided that such arrangement does not include an admission of an event for which you are not entitled to indemnification under this Indemnification Letter and/or under law.

6.3
You will fully cooperate with the Company and/or with any attorney as aforesaid, in every reasonable way as shall be required by either of them, in the framework of their conduct of said legal proceedings, provided however that the Company shall cover all expenses incidental thereto, so that you will not be required to pay for or to finance such expenses by yourself.

6.4
The Company will have no liability or obligation to indemnify you as aforesaid for any expenses or damages pursuant to any compromise or settlement agreement reached in any suit, demand or other proceeding, unless the Company has given advance written approval for such compromise or settlement.

6.5
You shall neither admit to nor accept liability for an action with respect to which you are entitled to indemnification under this Indemnification Letter, without the prior written consent of the Company.

7.
In the event that any action, resolution, approval, or any other or further procedure shall be required in order to give force and/or effect to any of the above undertakings, the Company shall undertake to cause same to be taken, adopted, given and/or made, as applicable, so that all its above undertakings shall have full force and effect.

8.
Your rights under this Letter of Indemnification may not be assigned or transferred in any way. Notwithstanding the above, the indemnification under this Letter shall inure also to the benefit of your estate.

9.
Regarding indemnification for liabilities under the American Securities Law of 1933, in relation to securities of the Company registered for trade on Nasdaq (except in relation to expenses incurred by you or imposed upon you in a proceeding filed against you from which you have been acquitted), the Company shall indemnify you subject to its obligation to turn to the relevant court in the United States, as detailed in the Company's prospectus filed with Nasdaq, in order for that court to rule whether the provisions of this Letter of Indemnification conform to the American Securities Law of 1993, and your rights under this Letter of Indemnification shall be subject to the said court's final decision.

10.
For the avoidance of doubt, it is hereby clarified that nothing contained in this Letter of Indemnification or in the above resolutions derogates from the Company’s right to indemnify you post factum for any amounts which you may be obligated to pay as set forth in section 2.1 above.

11.
If all or part of any undertaking contained herein is held invalid or unenforceable by a court of competent jurisdiction, such invalidity or unenforceability will not affect any of the other undertakings which will remain in full force and effect.  Furthermore, if such invalid or unenforceable undertaking may be modified or amended so as to be valid and enforceable as a matter of law, such undertakings will be deemed to have been modified or amended, and any competent court or arbitrator are hereby authorized to modify or amend such undertaking, so as to be valid and enforceable to the maximum extent permitted by law.

12.
Subject to section 9 above, this Letter of Indemnification shall be governed by the laws of the State of Israel. The competent courts of the State of Israel shall have exclusive jurisdiction, and no forum outside of Israel shall have any jurisdiction, over all matters in connection with this Letter of Indemnification, including its validity, construction, extent or cancellation.

13.
This Letter of Indemnification cancels and supersedes any preceding letter of indemnification that may have been issued to you. This letter is being issued to you pursuant to the resolutions adopted by the Compensation Committee on November 12, 2023 of the Company and by the Board of Directors of the Company on November 14, 2023 and approved by the Company's shareholders on December 21, 2023.

Sincerely, ______________________ Camtek Ltd.

Exhibit B

Executives & Directors Compensation Policy

A.	Overview

1.	Policy Guidelines

1.1.
Our Company provides inspection and metrology solutions dedicated to increasing production yield and products reliability, enabling and supporting customers’ latest technologies in the semiconductor industry.

1.2.	Our vision and business strategy is directed towards growth, profitability, innovation, and customer focus, all with a long term perspective.

1.3.
Our uncompromising commitment to excellence is based on performance, responsiveness and support. The Company’s success in fulfilling its commitments and long term vision and strategy relies on the excellence of its human resources through all levels and on creating appropriate incentives for our employees and executives. Thus, we believe that the Company’s ability to achieve its goals requires us to recruit, motivate and retain high quality and experienced leadership team and directors.

1.4.
Therefore, we believe in creating a comprehensive, customized compensation policy for our Office Holders (the “Policy”), which shall enable us to attract and retain highly qualified and talented Office Holders. Moreover, the Policy shall motivate our Office Holders to achieve ongoing targeted results in addition to a high-level business performance in the long term, all, without encouraging excessive risk-taking.

1.5.
The Policy sets forth our philosophy regarding the Terms of Office and Employment of our Office Holders and is designed to allow us to be responsive to marketplace changes with respect to compensation levels and pay practices.

1.6.
The Policy provides our Compensation Committee and Board of Directors (the “Board of Directors”) with adequate measures and flexibility, to tailor each of our Executive’s compensation package based, among others, on geography, applicable market terms, tasks, role, scope of position, seniority, skills and capability.

1.7.	The Policy shall maintain consistency in the way Office Holders are compensated.

1.8.	The Policy shall provide the Compensation Committee and the Board of Directors with guidelines as to exercising their discretion under the Company’s equity plans.

1.9.	The Policy is guided by the applicable principles set forth in the Law.

2.	Policy Principles

2.1.	The Policy shall guide the Company’s management, Compensation Committee and Board of Directors with regard to the Office Holders’ compensation.

2.2.
The Policy shall be reviewed from time to time by the Compensation Committee and the Board of Directors, to ensure its compliance with applicable law and regulations as well as market practices and its conformity with the Company’s targets and strategy. As part of such a review, the Compensation Committee and the Board of Directors will analyze the appropriateness of the Policy in advancing achievement of the Company’s goals, considering, among others, then prevailing market practices as well as the implementation of the Policy by the Company during previous years.

2.3.
Any proposed amendment to, or renewal of, the Policy, shall be brought before the shareholders of the Company (the “Shareholders”) who shall in any event review and re-approve the Policy at least every three years, or as otherwise required by Law.

2.4.
The approval procedures of Terms of Office and Employment as well as relevant background materials provided to the Compensation Committee and Board of Directors shall be documented in detail and such documentation shall be kept in the Company’s offices for at least seven years following approval.

B.	General

1.
The Company’s CEO shall be entitled to approve non-material changes (not exceeding 5% of the aggregate value of the Total Cash Compensation for such calendar year) in the Terms of Office and Employment of Executives subordinate to the CEO, without seeking the approval of the Compensation Committee.

2.
This Policy is set as guidance for the Company’s relevant organs, with respect to matters involving the compensation of its Office Holders, and is not intended to, and shall not confer upon any of the Office Holders, any rights with respect to the Company.

C.	Executive Compensation

1.
When examining and approving the Executives’ Terms of Office and Employment, the Compensation Committee and Board of Directors shall review the following factors, and shall include them in their considerations and reasoning:

1.1.	The Executive’s education, skills, expertise, professional experience and specific achievements.

1.2.	The Executive’s role and scope of responsibilities and in accordance with the location in which such Executive is placed.

1.3.	The Executive’s previous and current cost of compensation.

1.4.	The Company’s performance, market cap and growth, and general market conditions.

1.5.
The ratio between the Executive’s compensation cost, including all components of the Executive’s Terms of Office and Employment, and the cost of compensation (including all components thereof) of the Company’s employees, in particular with regard to the average and median ratios, and the effect of such ratio on workplace relations inside the Company as defined by the Law.

1.6.
Comparative information, as applicable, to former Executives in the same or similar positions, to other positions with similar scopes of responsibilities inside the Company, and to Executives with same or similar positions in peer companies globally spread (a “Benchmark”). The Company shall determine the Company’s comparative peer groups to be examined under each Benchmark. The Benchmark shall include companies similar in parameters such as, among others, revenue, market cap, field of operation, annual income, number of employees, country of operation etc. The comparative information, shall address various components of compensation, as shall be applicable, including without limitation the base salary, variable cash incentives and equity and will rely, as much as possible, on external surveys.

2.	The compensation of each Executive shall be composed of, some or all, of the following components:

i.	Fixed components, which shall include, among others: base salary and benefits as may be customary under local customs;

ii.	Variable components, which may include: cash incentives and equity based compensation;

iii.	Separation package;

iv.	Directors & Officers (D&O) Insurance;

v.	Indemnification and exemption; and

vi.	Other components, which may include: change in control, relocation benefits, leave of absence, etc.

3.
Our philosophy is that our Executives’ compensation mix shall comprise of the above components, all in accordance with the position and responsibilities of each Executive, and taking into account the incentive that each component is supposed to serve, as detailed in this Policy.

4.	The compensation package shall be reviewed with each Executive as may be required from time to time, but at least once every three years.

5.	Base Salary:

5.1.	Company’s Executives shall be paid a cash salary (“Base Salary”) on a monthly basis.

5.2.
The purpose of the Base Salary is to provide cash income based on the level of responsibility, individual qualities, past performance inside the Company, past experience (both inside and outside the Company) and comparative information, such as the Benchmark, thereby creating an alignment between the Executive’s Base Salary and the aforementioned criteria, and ensuring the Company’s market global competitiveness in attracting Executives. The Compensation Committee and Board of Directors shall continue to exercise caution in implementing any Base Salary increases, to ascertain that any such increases, if and when approved, are reasonably and moderately made; As a guideline, the Compensation Committee and Board of Directors shall not approve such increases more than once every 3 years.

5.3.
Our Compensation Committee and Board of Directors shall determine, from time to time, the target percentile, and/or range of percentiles, that our Executives’ base salary shall meet, with respect to the peer group companies examined under the appropriate Benchmark; such percentile shall not exceed the 50th percentile, unless the Compensation Committee and Board of Directors deem that unique and special circumstances warrant a deviation from such cap.

5.4.	The value of the annual Base Salary out of the Total Compensation of each of our Executives shall be designed not to be more than 70% of such Executive’s Total Compensation.

6.	Benefits

Benefits granted to Executives shall include any mandatory benefit under applicable law, as well as:

6.1.1.	Pension plan/ Executive insurance as customary in each territory.

6.1.2.
Benefits which may be offered as part of the general employee benefits package (such as: private medical insurance, disability and life insurance, transportation (including Company car, a Company’s leased car or transportation allowance)[1] fully covered by the company including any tax gross up or tax payments incurred in this regard, education fund, etc.) – all in accordance with applicable local practices and legal requirements.

6.1.3.	An Executive will be entitled to sick days and other special vacation days (such as recreation days), in accordance with local standards and practices.

6.1.4.
An Executive may be entitled to vacation days (or redemption thereof), in correlation with the Executive’s seniority and position in the Company (generally up to 25 days annually), subject to the minimum vacation days’ requirements per country of employment as well as the local national holidays.

6.1.5.
Additional benefits in excess of those detailed in Sections 6.1.1 - 6.1.4 above, the aggregate value of which, for each of our Executives, shall not exceed 10% of such Executive’s annual base salary (excluding with respect to relocation).

7.	Variable Components

7.1.
When determining the variable components as part of an Executive’s compensation package, the contribution of the Executive to the achievement of the Company and business unit’s goals, revenues, profitability and other key performance indicators shall be considered, taking into account the Company and the business unit’s long term perspective and the Executive’s position.

7.2.
Variable compensation components shall be comprised of cash components the majority of which shall be based on measurable criteria and on equity components, all taking into consideration a long term perspective.

7.3.	The Board of Directors shall have the discretion to reduce or cancel any cash incentive.

8.	Cash Incentives

8.1.	Variable Cash Incentive Plan

8.1.1.	Cash incentive payments to our Executives shall be determined based on the Company’s and business unit’s performance and on their individual performance and contribution to the Company.

8.1.2.
Performance-based cash incentive compensation are intended to motivate and incentivize the Executive towards reaching Company, business unit and individual’s periodical and long-term goals and targets, and to reward periodical accomplishments in order to align Executive’s objectives with the Company’s, thus maintaining market competitiveness in attracting Executives.

1 In this case such payment shall be added to the Executive’s Base Salary.

8.1.3.
For each calendar year, our Compensation Committee and Board of Directors shall adopt a cash incentive plan (the “Cash Plan”) which will set forth, for each Executive, targets which form such Executive’s on target cash payment (which shall be referred to as the “On Target Cash Plan”), and the rules or formula for calculation of the Cash Plan payment once actual achievements are known.

8.1.4.
The Compensation Committee and Board of Directors may include in the Cash Plan predetermined thresholds, caps, multipliers, accelerators and deccelerators to corelate an Executive’s Cash Plan payments with actual achievements.

8.1.5.
The On Target Cash Plan of each Executive shall be calculated based on such Executive’s base salary, and shall not exceed: (i) with respect to the CEO- 100% of the annual Base Salary; and (ii) with respect to other Executives- 75% of the annual Base Salary.

8.1.6.	The annual Cash Plan payment for each Executive in a given year shall be capped as determined by our Board of Directors, but in no event shall exceed ~~150%~~ 200% of the On Target Cash Plan.

8.1.7.
In the event that in a given year the Company’s NON GAAP Net Profit shall be less than US$6,000,000 (or a higher amount in the event determined so by the Board oof Directors in a given year) - no annual Cash Plan payment shall be paid to Executives.

8.1.8.
At least 50% of the On Target Cash Plan targets shall be measurable. Such targets may be with respect to Company, business unit and individual level and may include, among others, one or more of the following, with respect to the Executive:

•	Company’s/ business unit’s revenues

•	Company’s/ business unit’s Operating Income

•	Pre-tax profits above previous fiscal year

•	Company’s/ business unit’s bookings

•	Collection

•	Customer satisfaction

•	Earning per share.

All financial targets mentioned above may use either GAAP or NON-GAAP measurements.

A portion of up to 50% of the targets may be based on non-measurable criteria, provided however that with respect to the CEO such portion shall not exceed 3 monthly base salaries of the CEO. Such non-measurable criteria shall include individual objectives defined in advance, based on, among others, the Executive’s expected performance and contribution with respect to such objectives.

8.1.9.
The targets, as well as their weight and cap, shall be determined in accordance with the Executive’s position in the Company, the Executive’s individual roles, and the Company and the applicable business unit’s long term and short term targets. The measurable targets shall include financial targets, which shall together weigh at least: (i) 50% of the On Target Cash Plan for headquarters Executives (such as CFO, VP Operations/COO, VP HR etc.) and (ii)  40% of the On Target Cash Plan of other Executives (such as, business unit VP etc).

With respect to an Executive managing a business unit - at least 30% of the On Target Cash Plan shall be measurable target based on such Executive’s unit and personal targets

8.1.10.
The Board of Directors shall be authorized, under circumstances it deems exceptional, when the Company’s targets are amended during a particular year, to determine whether, and in which manner, such amendment shall apply to the On Target Cash Plan adjustment to the Company and/or business unit objective targets may be made, when applicable, following major acquisitions, divesture, organizational changes or material change in the business environment.

8.2.	Change In Control Cash Payment

8.2.1
Our Compensation Committee and Board of Directors shall be authorized to grant an Executive, in connection with an event of a change in control, a cash payment of up to 6 monthly Base Salaries, provided that in such change in control event which results in the receipt by the Company (or its shareholders) of consideration with a value representing, a premium of at least 40% above the average of the closing prices per share of the Company’s ordinary shares as quoted on the Nasdaq Stock Market over 20 trading days ending one day prior to the execution of the term sheet (or similar instrument) for such change of control event, such cash payment may be increased up to a total of 12 monthly Base Salaries of such Executive.

9.	Equity Based Compensation

9.1.
The Company may grant its Executives, from time to time, equity based compensation, which may include any type of equity, including without limitation, any type of shares, options, restricted share units (RSUs), share appreciation rights, restricted shares or other shares based awards (“Equity Based Components”), under any existing or future equity plan (as may be adopted by the Company), and subject to any applicable law.

9.2.
The grant of Equity Based Components is intended to align the interests of the Executive with those of the Shareholders, by creating a correlation between the Company’s success and the value of the Executive’s holdings.

9.3.	The Company believes that it is not in its best interest to limit the exercise value of Equity Based Components.

9.4.
When determining grants of Equity Based Components to Executives, the Compensation Committee and the Board of Directors shall take into account the interests of the Company’s investors and shareholders and the effect of such grants on the dilution of its shareholders.

9.5.
Any grants of Equity Based Components shall be in accordance with and subject to the terms of the Company’s then applicable equity plan and shall vest in installments, throughout a period which shall not be shorter than 3 years with at least a 1 year cliff taking into account adequate incentives in a long term perspective.

9.6.	In the event of a change in control, unvested options may be accelerated as determined by the Board of Directors and the governing equity plan.

9.7.
The total yearly Equity Value granted shall not exceed (i) with respect to the CEO - 300% of his annual Base Salary; and (ii) with respect to all other Executives, 250% of such Executive’s annual Base Salary.

9.8.
The Company shall balance the mixture of Equity Based Components taking into account the importance of motivating its Executives as well as its shareholders’ interest in limiting dilution, provided however that at least 40% of the Equity Based Components granted to an Executive in each calendar year shall comprise of either options with a fair market value exercise price or shall be otherwise subject to performance-based vesting.

10.	Separation Package

10.1.
The following criteria shall be taken into consideration when determining separation package: the duration of employment of the Executive, the terms of employment, the Company’s performance during such term, the Executive’s contribution to achieving the Company’s goals and revenues and the retirement’s circumstances.

10.2.
As a guideline, the notice period for the termination of an Executive shall not exceed three months (or payment in lieu of such notice). In special circumstances, our Compensation Committee and Board of Directors shall be authorized to increase the notice period (or the payment in lieu such notice) by up to an additional 3 months.

10.3.
Other than payments required under any applicable law, local practices, vesting of outstanding options or acceleration of options – if termination is in connection with a change in control, transfer or release of pension funds, manager’s insurance policies, etc. - the maximum separation package of each Executive shall not exceed the value of a onetime Total Cash Compensation of such Executive’s. separation package shall include any payment and/or benefit paid to an Executive in connection with such Executive’s separation, all as defined in section 1 of the Law.

11.	Others

11.1.
Relocation– additional compensation pursuant to local practices and law may be granted to an Executive under relocation circumstances. Such benefits shall include reimbursement for out of pocket one time payments and other ongoing expenses, such as housing allowance, car or transportation allowance, home leave visit, participation in children tuition fee etc., all as reasonable and customary for the relocated country and in accordance with the Company’s relocation practices, approved by the Compensation Committee and Board of Directors.

11.2.
Our Compensation Committee and our Board of Directors may approve, from time to time, with respect to any Executive, if they deem to be required under special circumstances or in case of an exceptional contribution to the Company, including in cases of retention or attraction of an Executive, the grant of a onetime cash incentive, of up to 50% the Executive’s annual Base Salary.

12.	Clawback Policy

12.1.
Unless otherwise set forth under any applicable mandatory law or rule, including without limitations, the Companies Law, Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the clawback-related listing standards of the Nasdaq Stock Market:

~~12.1~~	12.1.1.
In the event of a restatement of the Company’s financial results, we shall seek reimbursement from our Office Holders of, and the Office Holder shall be required to repay to us any payment made due to erroneous restated data, with regards to each Office Holder’s Terms of Office and Employment that would not otherwise have been paid. The reimbursement shall be limited to such payments made during the 3-year period preceding the date of restatement. The above shall not apply in case of restatements that reflect the adoption of new accounting standards, transactions that require retroactive restatement (e.g., discontinued operations), reclassifications of prior year financial information to conform to the current year presentation, or discretionary accounting changes.

~~12.2~~	12.1.2.
Our Compensation Committee and Board of Directors shall be authorized not to seek recovery to the extent that (i) to do so would be unreasonable or impracticable or; (ii) there is low likelihood of success under governing law versus the cost and effort involved.

12.2.
The Company has adopted a Clawback Policy, the initial form of which is attached hereto as Exhibit A (the “Clawback Policy”), intended to comply with the requirements of the Companies Law, Section 10D of the Exchange Act, and the clawback-related listing standards of the Nasdaq Stock Market. In the event of a conflict between the Clawback Policy and this Policy, the Clawback Policy shall prevail, and the provisions of Section 12.1 shall be deemed amended to conform to the requirements under the Clawback Policy.

D.	Director Remuneration:

Our non-executive and non-controlling directors (including external directors) (the “Directors”) may be entitled to remuneration composed of cash compensation which includes annual fee and meeting participation fee, as well as equity based compensation, as an incentive for their contribution and efforts as directors of the Company.

In setting the compensation of our Directors, the Compensation Committee shall consider, among others, parameters it deems necessary in order to attract and retain highly skilled and experienced directors.

1.	Cash Compensation:

1.1.	The Company’s Directors shall be entitled to receive an equal cash fee per year and per meeting, as shall be determined from time to time subject to applicable provisions of the Law.

1.2.	The Company’s non-executive Chairman of the Board of Directors shall be entitled to receive an annual base salary which shall in no event exceed US$250,000.

1.3.
Company’s Directors shall be reimbursed for their reasonable expenses incurred in connection with attending meetings of the Board of Directors and of any committees of the Board of Directors, all in accordance with the Law.

2.	Equity Based Compensation

2.1.
Each of the Directors may be entitled to receive equity based compensation per year, which shall be approved by the shareholders of the Company, in accordance with applicable law which value shall not exceed US$100,000.

2.2.
The Company’s non-executive Chairman of the Board of Directors shall be entitled to receive equity based compensation which total annual Equity Value at the time of grant, shall not exceed, 40% of his of his annual base salary.

2.3.	The equity based compensation of each of the Company’s Directors shall vest in quarterly installments.

2.4.	Equity based compensation granted to our non-executive directors shall be granted under the existing or future equity plan of the Company.

E.	Indemnification, Insurance and Exemption

1.
The Office Holders shall be entitled to the same directors and officer’s indemnification and exemption of up to the maximum amount permitted by law, directors and officer’s liability insurance as shall be approved at the Compensation Committee, the Board of Directors and our shareholders, all in accordance with any applicable law and the Company’s articles of association.

2.
We shall be authorized to provide our Office Holders with a liability insurance policy which aggregate coverage shall be limited to the higher of (i) US$30,000,000, or (ii) 10% of the Company’s market cap (based on the average closing price of the Company’s share on Nasdaq during the preceding 30 days), plus 20% additional coverage for claims-related costs, and the premium shall be up to US$1,000,000.

3.
Our Compensation Committee shall be authorized to (i) increase the coverage purchased, and/or the premium paid for such policies, by up to 20% per year, without an additional shareholders’ approval, if and to the extent permitted under the Law, and (ii) with respect to a specific material transaction or a series of related transactions, constituting together a material transaction - to the extent such insurance coverage is required in the opinion of our Compensation Committee, in order to provide adequate coverage for our directors and officers with respect to such a transaction – to purchase coverage in amounts of up to 3 times the then existing limit of coverage, with costs of up to 3 times the then existing limit of premium amounts; in both (i) and (ii) - without an additional shareholders' approval, if and to the extent permitted under the Law.

F.	Miscellaneous

1.
The Compensation Committee and our Board of Directors shall be authorized to approve a deviation of up to 10% from any limits, caps or standards detailed in this Policy, and such deviation shall be deemed to be in alignment with this Policy.

G.	Definitions:

Company	CAMTEK LTD.
Law	The Israeli Companies Law, 5759-1999, and any regulations promulgated under it, as amended from time to time.
Compensation Committee	A committee, satisfying the requirements of the Law.
Office Holder
Director, CEO, Executive-Vice-President, any person filling any of these positions in a company even if he holds a different title, and any other executive subordinated directly to the CEO, all as defined in section 1 of the Law.

Executive	Office Holder, excluding a director.
Terms of Office and Employment
Terms of office or employment of an Executive or a Director, including the grant of an exemption, an undertaking to indemnify, indemnification or insurance, separation package, and any other benefit, payment or undertaking to provide such payment, granted in light of such office or employment, all as defined in the Law.

Total Cash Compensation	The total annual cash compensation of an Executive, which shall include the total amount of: (i) the annual base salary; and (ii) the On Target Cash Plan.
Equity Value
The value of the total annual Equity Based Components, valued using the same methodology utilized in the Company’s financial statements. In the event that the equity grant shall not be on a yearly basis, the term Equity Value shall reflect the portion of the grant in each year (i.e the total equity grant value, divided by the number of years for between grants).

Total Compesation	The Total Cash Compensation and Equity Value.

Exhibit A

Clawback Policy

CAMTEK LTD
POLICY FOR RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

Camtek Ltd (the “Company”) has adopted this Policy for Recovery of Erroneously Awarded Compensation (the “Clawback Policy”), effective as of October 2, 2023 (the “Effective Date”).  Capitalized terms used in this Clawback Policy but not otherwise defined herein are defined in Section 12.  This Clawback Policy is intended to comply with the requirements of the Applicable Rules (as defined below).

1.	Persons Subject to Clawback Policy

This Clawback Policy shall apply to and be binding and enforceable on current and former Officers. In addition, the Committee and the Board may apply this Clawback Policy to persons who are not Officers (in such cases, with references herein to “Officers” deemed to include such persons), and such application shall apply in the manner determined by the Committee and the Board in their sole discretion.

2.	Compensation Subject to Clawback Policy

This Clawback Policy shall apply to Incentive-Based Compensation received on or after the Effective Date. For purposes of this Clawback Policy, Incentive-Based Compensation will be deemed to be “received” in the Company’s fiscal period during which the relevant Financial Reporting Measure is attained or satisfied, without regard to whether the grant, vesting or payment of the Incentive-Based Compensation occurs after the end of that period.

3.	Recovery of Compensation

In the event that the Company is required to prepare a Restatement, the Company shall recover, reasonably promptly and in accordance with Section 4 below, the portion of any Incentive-Based Compensation that is Erroneously Awarded Compensation, unless the Committee and the Board have determined that recovery from the relevant current or former Officer would be Impracticable. Recovery shall be required in accordance with the preceding sentence regardless of whether the applicable Officer engaged in misconduct or otherwise caused or contributed to the requirement for the Restatement and regardless of whether or when restated financial statements are filed by the Company.  For clarity, the recovery of Erroneously Awarded Compensation under this Clawback Policy will not give rise to any Officer’s right to voluntarily terminate employment for “good reason” or due to a “constructive termination” (or any similar term of like effect) under any plan, program or policy of or agreement with the Company or any of its affiliates.

4.	Manner of Recovery; Limitation on Duplicative Recovery

The Committee and the Board shall, in their sole discretion, determine the manner of recovery of any Erroneously Awarded Compensation, which may include, without limitation, reduction or cancellation by the Company or an affiliate of the Company of Incentive-Based Compensation or Erroneously Awarded Compensation, reimbursement or repayment by any person subject to this Clawback Policy, and, to the extent permitted by law, an offset of the Erroneously Awarded Compensation against other compensation payable by the Company or an affiliate of the Company to such person. Notwithstanding the foregoing, unless otherwise prohibited by the Applicable Rules, to the extent this Clawback Policy provides for recovery of Erroneously Awarded Compensation already recovered by the Company pursuant to Section 304 of the Sarbanes-Oxley Act of 2002 or Other Recovery Arrangements, the amount of Erroneously Awarded Compensation already recovered by the Company from the recipient of such Erroneously Awarded Compensation may be credited to the amount of Erroneously Awarded Compensation required to be recovered pursuant to this Clawback Policy from such person.

5.	Administration

This Clawback Policy shall be administered, interpreted and construed by the Committee, which is authorized to make all determinations necessary, appropriate or advisable for such purpose. The Board may re-vest in itself the authority to administer, interpret and construe this Clawback Policy in accordance with applicable law and the Applicable Rules, and in such event references herein to the “Committee” shall be deemed to be references to the Board.  Subject to any permitted review by the applicable national securities exchange or association pursuant to the Applicable Rules, all determinations and decisions made by the Committee pursuant to the provisions of this Clawback Policy shall be final, conclusive and binding on all persons, including the Officers and the Company and its affiliates, shareholders and employees. The Committee may delegate administrative duties with respect to this Clawback Policy to one or more directors or employees of the Company, as permitted under applicable law, including any Applicable Rules.

6.	Interpretation

This Clawback Policy shall be interpreted and applied in a manner that is consistent with the requirements of the Applicable Rules, and to the extent this Clawback Policy is inconsistent with such Applicable Rules, it shall be deemed amended to the minimum extent necessary to ensure compliance therewith.

7.	No Indemnification; No Liability

Notwithstanding the terms of any of the Company’s organizational documents, any corporate policy or any contract, the Company shall not, directly or indirectly, indemnify or insure any person against the loss of any Erroneously Awarded Compensation pursuant to this Clawback Policy or any claims relating to the Company’s enforcement of its rights under this Clawback Policy, nor shall the Company, directly or indirectly, pay or reimburse any person for any premiums for third-party insurance policies that such person may elect to purchase to fund such person’s potential obligations under this Clawback Policy. None of the Company, an affiliate of the Company (excluding any person subject to the recovery of Erroneously Awarded Compensation hereunder) or any member of the Committee or the Board shall have any liability to any person as a result of actions taken under this Clawback Policy.

8.	Application; Enforceability

Except as otherwise determined by the Committee or the Board, the adoption of this Clawback Policy does not limit, and is intended to apply in addition to, any Other Recovery Arrangements; provided that, in the event of a conflict between this Clawback Policy and Other Recovery Arrangements (including the Compensation Policy), this Clawback Policy shall prevail. Subject to Section 4, the remedy specified in this Clawback Policy shall not be exclusive and shall be in addition to every other right or remedy at law or in equity that may be available to the Company or an affiliate of the Company or is otherwise required by applicable law and regulations.

9.	Severability

The provisions in this Clawback Policy are intended to be applied to the fullest extent of the law; provided, however, to the extent that any provision of this Clawback Policy is found to be unenforceable or invalid under any applicable law, such provision will be applied to the maximum extent permitted, and shall automatically be deemed amended in a manner consistent with its objectives to the extent necessary to conform to any limitations required under applicable law or the Applicable Rules.

10.	Amendment and Termination

The Board and the Committee may amend, modify or terminate this Clawback Policy in whole or in part at any time and from time to time in its sole discretion; provided, however,  no amendment or termination of this Clawback Policy shall be effective if such amendment or termination would (after taking into account any actions taken by the Company contemporaneously with such amendment or termination) cause the Company to violate any applicable laws or the Applicable Rules. This Clawback Policy will terminate automatically when the Company does not have a class of securities listed on a national securities exchange or association in the U.S.

11.	Miscellaneous

The terms of this Clawback Policy shall be binding and enforceable against all Officers subject to this Policy and their beneficiaries, heirs, executors, administrators or other legal representatives. Any applicable award agreement or other document setting forth the terms and conditions of any compensation covered by this Clawback Policy shall be deemed to include the restrictions imposed herein and incorporate this Clawback Policy by reference and, in the event of any inconsistency, the terms of this Clawback Policy will govern. For the avoidance of doubt, this Clawback Policy applies to all compensation that is received on or after the Effective Date, regardless of the date on which the award agreement or other document setting forth the terms and conditions of the Officer’s compensation became effective.

12.	Definitions

“Applicable Rules” means Section 10D of the Exchange Act, Rule 10D-1 promulgated thereunder, the listing rules of the national securities exchange or association on which the Company’s securities are listed, including Rule 5608 of the NASDAQ listing rules, and any applicable rules, standards or other guidance adopted by the Securities and Exchange Commission or any national securities exchange or association on which the Company’s securities are listed.

“Board” means the Board of Directors of the Company.

“Compensation Policy” means the Company’s compensation policy for officers and directors, as adopted in accordance with the Israeli Companies Law 5759-1999 and as in effect from time to time.

“Committee” means, when required by the NASDAQ listing rules, the Compensation Committee of the Board or, in the absence of such a committee, a majority of the independent directors serving on the Board, and otherwise any committee of the Board comprised of independent directors responsible for executive compensation decisions.

“Erroneously Awarded Compensation” means the amount of Incentive-Based Compensation received by a current or former Officer that exceeds the amount of Incentive-Based Compensation that would have been received by such current or former Officer based on a restated Financial Reporting Measure, as determined on a pre-tax basis in accordance with the Applicable Rules. For Incentive-Based Compensation based on (or derived from) stock price or total shareholder return where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in the applicable Restatement, the amount shall be determined by the Committee based on a reasonable estimate of the effect of the Restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was received (in which case the Company shall maintain documentation of such determination of that reasonable estimate and provide such documentation to the national securities exchange or association on which the Company’s securities are listed).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Financial Reporting Measure” means any measure determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures, including GAAP and non-GAAP financial measures.  Stock price and total shareholder return (and any measures that are derived wholly or in part from stock price or total shareholder return) shall for purposes of this Clawback Policy be considered Financial Reporting Measures.  A financial reporting measure need not be presented within the financial statements or included in a filing with the Securities and Exchange Commission.

“GAAP” means United States generally accepted accounting principles.

“Impracticable” means (a) the direct expense paid to third parties to assist in enforcing recovery would exceed the Erroneously Awarded Compensation; provided that the Company has (i) made reasonable attempt(s) to recover the Erroneously Awarded Compensation, (ii) documented such reasonable attempt(s) and (iii) provided such documentation to the national securities exchange or association on which the Company’s securities are listed, (b) the recovery would violate the Company’s home country laws adopted prior to November 28, 2022, provided that the Company has (i) obtained an opinion of home country counsel, acceptable to the relevant listing exchange or association, that recovery would result in such a violation and (ii) provided such opinion to the relevant listing exchange or association, or (c) recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and the regulations thereunder.

“Incentive-Based Compensation” means any compensation (including, for the avoidance of doubt, any cash, equity, or equity-based compensation, whether deferred or current) that is granted, earned, and/or vested based wholly or in part upon the attainment of one or more Financial Reporting Measures and “received” by a person: (a) after such person began service as an Officer; (b) who served as an Officer at any time during the performance period applicable to such incentive-based compensation; (c) while the Company has a class of securities listed on a national securities exchange or association; and (d) during the applicable Three-Year Period.

“Officer” means any “executive officer” of the Company as such term is defined in Rule 5608 of the NASDAQ listing rules. Individuals who are “executive officers” of the Company’s parent(s) or subsidiaries are deemed executive officers of the Company if they perform such policy making functions for the Company.

“Other Recovery Arrangements” means any clawback, recoupment, forfeiture or similar policies or provisions of the Company or its affiliates, including any such policies or provisions of such effect contained in any employment agreement, bonus plan, incentive plan, equity-based plan or award agreement thereunder or similar plan, program or agreement of the Company or an affiliate or required under applicable law (including, without limitation, the Compensation Policy) and any other right of clawback, recoupment, forfeiture or repayment that is required by applicable law.

“Restatement” means an accounting restatement to correct the Company’s material noncompliance with any financial reporting requirement under securities laws, including restatements that correct an error in previously issued financial statements (a) that is material to the previously issued financial statements or (b) that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

“Three-Year Period” means, with respect to a Restatement, the three completed fiscal years immediately preceding the date that the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare such Restatement, or, if earlier, the date on which a court, regulator or other legally authorized body directs the Company to prepare such Restatement. The “Three-Year Period” also includes any transition period (that results from a change in the Company’s fiscal year) within or immediately following the three completed fiscal years identified in the preceding sentence. However, a transition period between the last day of the Company’s previous fiscal year end and the first day of its new fiscal year that comprises a period of nine to 12 months shall be deemed a completed fiscal year.

ACKNOWLEDGMENT AND CONSENT TO
POLICY FOR RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

The undersigned has received a copy of the Policy for Recovery of Erroneously Awarded Compensation (as may be amended, restated, or otherwise modified from time to time, the “Clawback Policy”) adopted by Camtek Ltd (the “Company”) and has read and understands the Clawback Policy. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Clawback Policy.

As a condition of receiving Incentive-Based Compensation from the Company,by signing this Acknowledgement and Consent Form, the undersigned agrees that (i) the undersigned is and will continue to be subject to the Clawback Policy and that the Clawback Policy will apply both during and after the undersigned’s employment with the Company, (ii) any Incentive-Based Compensation received on or after the Effective Date is subject to recovery pursuant to the terms of the Clawback Policy, and (iii) the undersigned agrees to abide by the terms of the Clawback Policy, including, without limitation, in the event it is determined that any amounts granted, awarded, eared or paid to the undersigned are to be forfeited, reimbursed, clawbacked or repaid, and the undersigned will promptly take any action necessary to effectuate such forfeiture, reimbursement, clawback or repayment. To the extent the Company’s recovery right under the Clawback Policy conflicts with any other contractual rights (including, in the event of an inconsistency or conflict between the Clawback Policy and the terms of any employment agreement, compensation plan, program or agreement) the undersigned may have with the Company, the undersigned understands that the terms of the Clawback Policy shall supersede any such contractual rights. The terms of the Clawback Policy shall apply in addition to any right of recoupment against the undersigned under the Compensation Policy or applicable law and regulations. The undersigned also acknowledges that it would not be entitled to indemnification or advancement of expenses, in connection with any enforcement of the Clawback Policy by the Company.

_______________________	__________________________________________
Date	Signature
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Name
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Title

FORM OF PROXY CARD

CAMTEK LTD.

ANNUAL GENERAL MEETING OF SHAREHOLDERS
December 21, 2023

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The shareholder(s) hereby appoints Messrs. Rafi Amit and Moshe Eisenberg or either one of them, as proxies, each with the power to appoint his substitute, and hereby authorizes them to represent and to vote, as designated on the reverse side of this Proxy, all of the Ordinary Shares of Camtek Ltd. that the shareholder(s) is/are entitled to vote at the Annual General Meeting of Shareholders to be held at 16:00 p.m. on Thursday, December 21, 2023 at the Company's offices at Ramat Gavriel Industrial Zone, Migdal Ha’Emek, Israel, and any adjournment or postponement thereof (the "Meeting").

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED BY THE SHAREHOLDER(S), IF SUCH DIRECTION IS MADE BY THE SHAREHOLDER. IF NO SUCH DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR ALL PROPOSALS, AND AS SUCH PROXIES DEEM ADVISABLE WITH DISCRETIONARY AUTHORIZATION ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING AND ANY ADJOURNMENT OR ADJOURNMENTS THEREOF.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

CAMTEK LTD.

December 21, 2023

Please date, sign and mail your proxy card in the envelope provided as soon as possible

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSALS NO. 1, 2, 3, AND 4
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
_________________________________________________________________________

	FOR	AGAINST	ABSTAIN
1. Re-election of six directors:
1.1. Rafi Amit	☐	☐	☐
1.2. Yotam Stern	☐	☐	☐
1.3. Moty Ben-Arie	☐	☐	☐
1.4. Orit Stav	☐	☐	☐
1.5. Leo Huang	☐	☐	☐
1.6. I-Shih Tseng	☐	☐	☐
2. Re-approval of the grant of indemnification and exemption letters to Rafi Amit, Yotam Stern and Leo Huang
2.1. Rafi Amit	☐	☐	☐

Do you have a "personal interest" in this item 2.1?

Under the Companies Law, in general, a person is deemed to have a personal interest if any member of his or her immediate family, or the immediate family of its spouse, has a personal interest in the adoption of the proposal; or if a company, other than Camtek, that is affiliated with such person, has a personal interest in the adoption of the proposal. For further information regarding "personal interest", please see the explanation under Item 1 of the Proxy Statement.

PLEASE NOTE THAT IT IS HIGHLY UNLIKELY THAT YOU HAVE A PERSONAL INTEREST IN THIS ITEM 2.1; you do not have a personal interest in the adoption of this proposal just because you own Camtek shares.

	YES	NO
2.2. Yotam Stern	☐	☐	☐
Do you have a "personal interest" in this item 2.2? [Please find explanation regarding "personal interest" under item 2.1 above].	YES	NO
PLEASE NOTE THAT IT IS HIGHLY UNLIKELY THAT YOU HAVE A PERSONAL INTEREST IN THIS ITEM 2.2; you do not have a personal interest in the adoption of this proposal just because you own Camtek shares.
2.3. Leo Huang	☐	☐	☐
Do you have a "personal interest" in this item 2.3? [Please find explanation regarding "personal interest" under item 2.1 above].	YES	NO
PLEASE NOTE THAT IT IS HIGHLY UNLIKELY THAT YOU HAVE A PERSONAL INTEREST IN THIS ITEM 2.3; you do not have a personal interest in the adoption of this proposal just because you own Camtek shares.
3. Approval of an amendment to the Company’s Compensation Policy with respect to the adoption by the Company of a Clawback Policy	☐	☐	☐
Do you have a "personal interest" in this item 3?
[Please find explanation regarding "personal interest" under item 2.1 above].

PLEASE NOTE THAT IT IS HIGHLY UNLIKELY THAT YOU HAVE A PERSONAL INTEREST IN THIS ITEM 3; you do not have a personal interest in the adoption of this proposal just because you own Camtek shares.

	YES	NO
4.        Re-appointment of Somekh Chaikin, a member firm of KPMG International, as the Company’s independent auditor for the fiscal year ending December 31, 2023, for the year commencing January 1, 2024 and until the next annual general meeting of shareholders, and to authorize the Company’s Board of Directors, upon the recommendation of the Audit Committee, to set the annual compensation of the independent auditor in accordance with the volume and nature of its services.
	☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address.          ☐
Please note that changes to the registered name(s) on the account may not be submitted via this method.

Signature of Shareholder ____________________________ Date _____________

Signature of Shareholder ____________________________ Date _____________

NOTE:  Please sign exactly as your name or names appear on this Proxy.  When shares are held jointly, each holder should sign.  When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.  If signer is a partnership, please sign in partnership name by authorized person.